Exhibit 99.3

PRESS RELEASE

September 11, 2025

YY Group Announces Closing of $4 Million Registered Direct Offering

SINGAPORE — YY Group Holding Limited (Nasdaq: YYGH) (“YY Group” or the “Company”) today announced the closing of its previously announced registered direct offering of 9,523,812 Class A ordinary shares (the “Class A Ordinary Shares”) and warrants to purchase up to 14,285,718 Class A Ordinary Shares.

The Company received gross proceeds of approximately $4.0 million, before deducting placement agent fees and other offering expenses. The ordinary shares were sold at a price of $0.42 per share and accompanying warrants, and the accompanying warrants have an exercise price of $0.50 per share with a 3.5-year term.

YY Group expects to use the net proceeds from this offering for working capital and general corporate purposes.

The securities were offered pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-286705), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2025, and declared effective on April 30, 2025. A prospectus supplement and accompanying base prospectus describing the terms of the offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov.

FT Global Capital, Inc. acted as the exclusive placement agent for the offering.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including those regarding YY Group Holding Limited’s beliefs and expectations about its business strategy, growth outlook, and operational plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Several factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to: (i) fluctuations in Singapore’s IFM market and its impact on asset values, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) anticipated growth strategies and integration plans, (v) regulatory changes or governmental approvals, and (vi) future business development, operational results, and financial performance of YY Group Holding Limited. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no obligation to update such information, except as required under applicable law.

About YY Group Holding Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence across Asia, Europe, the Middle East, and other international markets, including the UK, Germany, and Australia.

Listed on the Nasdaq Capital Market, YY Group Holding Limited is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please visit https://yygroupholding.com/.

Investor Contacts

Jason Phua, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com